SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3
Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2015	11-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Cleveland, Ohio
June 7, 2016

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2015 and 2014

(Dollars in Thousands)	2015	2014
ASSETS
Plan investments at fair value	$3,097,179	$3,560,970
Plan investments at contract value	432,683	480,019
Notes receivable from participants	91,592	93,497
Employer contribution receivable	30,073	29,226
Participants' contribution receivable	1,425	930
Total assets	3,652,952	4,164,642
LIABILITIES	—	—
Net assets available for benefits	$3,652,952	$4,164,642
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2015 and 2014

(Dollars in Thousands)	2015	2014
ADDITIONS
Participants’ contributions	$137,277	$140,258
Employer contributions	91,024	91,993
Net appreciation in fair value of investments	—	119,437
Dividend and interest income on investments	36,984	34,312
Interest income on notes receivable from participants	3,851	3,828
Total additions	269,136	389,828
DEDUCTIONS
Distributions to participants	412,399	350,440
Net depreciation in fair value of investments	366,794	—
Trustee fees and other expenses	1,633	1,318
Total deductions	780,826	351,758
Net (decrease)/increase	(511,690)	38,070
Net assets available for benefits - beginning of year	4,164,642	4,126,572
Net assets available for benefits - end of year	$3,652,952	$4,164,642
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for discussion of fair value measurements). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
No subsequent events occurred that required adjustment to or disclosure in these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” Part I of the guidance designates contract value as the only required measure for direct investments in fully benefit-responsive contracts. Part II of the guidance removes the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and net appreciation or depreciation by general type for all investments. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plans, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. Part III of the guidance reduces the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies (cont'd)
guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. Parts I and II should be applied retrospectively while Part III should be applied prospectively. The Plan adopted ASU 2015-12 for the 2015 plan year. The impact of adopting this Update is reflected on the Statement of Net Assets Available for Benefits and in Notes 4, 5 and 6.
In May 2015, FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. The Plan adopted ASU 2015-07 for the 2015 plan year. The impact of adopting this Update is reflected in Note 6.

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Effective October 1, 2015, the Plan was amended to add a Roth contribution feature. As a result, a Roth Contribution Account was established and separate accounting of all Roth activity will be maintained within the Plan.
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker Stock Fund) offered by the Plan. The available investment funds are:

Mutual funds:

(a)	Vanguard Institutional Index Fund: A mutual fund invested in stocks which comprise the S&P 500 Index.

(b)	Vanguard Extended Market Index Fund: A mutual fund invested primarily in the Standard & Poor’s Completion Index.

(c)
Vanguard Total Bond Market Index Fund: A mutual fund invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(d)	BlackRock Inflation Protected Bond Fund: A mutual fund invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

(e)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(f)	Aberdeen Emerging Markets Fund: A diversified mutual fund invested primarily in equity securities of emerging market country issuers.

(g)
Dodge and Cox International Stock Fund: A mutual fund invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(h)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments.

Common / Collective funds:

(i)
Northern Trust Focus Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and US Government cash reserves.

(j)	FIAM Small Company Commingled Pool: A common/collective fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(k)	RidgeWorth Mid-Cap Value Equity Trust: A common/collective fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

Equity securities funds:

(l)
Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Parker Stock Fund.

(m)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame.

Other:

(n)
PIMCO Total Return Portfolio: A managed account invested primarily in investment funds which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Fully benefit-responsive contract fund:

(o)
Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. (See Note 5 for a further description of this fund.)

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent and 50% of the 4th percent and 5th percent of the before-tax participant contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may direct their Company matching funds to any investment fund option within the Plan. The Parker Stock Match Fund is the default option for Company matching funds if no other investment fund election is made by the participant. Similar to participant contributions, Company matching contributions may be changed at any time.
Additionally, the Company makes a contribution every year in February to the participants' RIA accounts. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Contribution Receivables
A RIA contribution receivable of $27,678 and $26,890, reflecting the contribution earned by participants in 2015 and 2014 but paid in 2016 and 2015, was recorded at December 31, 2015 and 2014, respectively. For the year ended December 31, 2015 and 2014, the Plan also recorded receivables for Company matching and participants' contributions relating to plan years 2015 and 2014 but credited to participant's accounts during 2016 and 2015 in the amounts of $2,395 and $1,425 and $2,336 and $930, respectively.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Parker Stock Fund and Parker Stock Match Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

4. Investments

The following represents the fair value of investments by fund type held by the Plan at December 31, 2015 and 2014:

	2015	2014
Cash and cash equivalants	$95	$84
Mutual funds	583,350	622,008
Common/Collective funds	1,068,308	1,035,904
Equity securities	1,314,959	1,756,572
Other	130,467	146,402
Total investments at fair value	$3,097,179	$3,560,970

5. Contract Income Fund
The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.
The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2015 and 2014, the Plan had no unfunded commitments related to the investments held in the collective trusts.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2015 and 2014:

	2015	2014
Short-term investment fund	$24,004	$30,491
Traditional GICs	7,728	12,652
Separate account GICs	48,236	47,312
Fixed maturity synthetic GICs	39,028	38,448
Constant duration synthetic GICs	313,687	351,116
	$432,683	$480,019

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

5. Contract Income Fund (cont'd)
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

6. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2015:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$95	$95	$—	$—
Mutual funds	583,350	583,350	—	—
Equity securities	1,314,959	1,314,959	—	—
Total investments in the fair value hierarchy	1,898,404	$1,898,404	$—	$—
Investments measured at net asset value (a)	1,198,775
Investments at fair value	$3,097,179

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2014:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$84	$84	$—	$—
Mutual funds	622,008	622,008	—	—
Equity securities	1,756,572	1,756,572	—	—
Total investments in the fair value hierarchy	2,378,664	$2,378,664	$—	$—
Investments measured at net asset value (a)	1,182,306
Investments at fair value	$3,560,970

(a)Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Refer to Note 2 for fund information included in the fair value tables above. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2015 and 2014, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2015 and 2014.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Fair Value Measurements (cont'd)
Investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $1,068,308 and $1,035,904 and the PIMCO Total Return Portfolio in the amount of $130,467 and $146,402, respectively, at December 31, 2015 and 2014. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days notice. At December 31, 2015 and 2014, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

7. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated August 1, 2014, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative and investment fund changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.
On January 27, 2016, the Company submitted a determination filing based on the current plan provisions to the IRS. On February 29, 2016, the Company received an acknowledgment of its filing from the IRS and is currently awaiting approval.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2015 and 2014, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments (Fidelity). Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value in the amount of $436,317 while in the Plan’s financial statements these investments are presented at contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $91,592 for participant loans, less $2,892 for deemed distributions to participants, at December 31, 2015.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$95
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	286,899
	Dodge & Cox	Dodge and Cox International Stock Fund	**	113,540
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	18,391
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	46,515
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	79,561
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	21,700
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	11,171
	GMO LLC	GMO Global Equity Allocation Series Fund	**	5,573
	Northern Trust Corporation	Northern Trust Focus Income Fund	**	19,695
	Northern Trust Corporation	Northern Trust Focus 2010 Fund	**	16,449
	Northern Trust Corporation	Northern Trust Focus 2015 Fund	**	69,511
	Northern Trust Corporation	Northern Trust Focus 2020 Fund	**	166,950
	Northern Trust Corporation	Northern Trust Focus 2025 Fund	**	180,145
	Northern Trust Corporation	Northern Trust Focus 2030 Fund	**	131,240
	Northern Trust Corporation	Northern Trust Focus 2035 Fund	**	88,674
	Northern Trust Corporation	Northern Trust Focus 2040 Fund	**	70,655
	Northern Trust Corporation	Northern Trust Focus 2045 Fund	**	27,364
	Northern Trust Corporation	Northern Trust Focus 2050 Fund	**	31,343
	Northern Trust Corporation	Northern Trust Focus 2055 Fund	**	7,768
	Northern Trust Corporation	Northern Trust Focus 2060 Fund	**	760
*	Fidelity Institutional Asset Mgmt	FIAM Small Company Commingled Pool	**	205,527
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust	**	52,227
	Standish Mellon Asset Mgmt	Contract Income Fund	**	436,317
	PIMCO Investments LLC	Short-Term Investment Funds	**	19,220
	PIMCO Investments LLC	PIMCO PRIV US GOVT SEC Fund, 3.03%, 09/01/2025	**	19,204
	PIMCO Investments LLC	PIMCO PRIV Real Return Bond SEC, 2.91%, 01/01/2030	**	16,937
	PIMCO Investments LLC	PIMCO PRIV Mortgage SEC Fund, 3.33%, 8/1/2023	**	25,059
	PIMCO Investments LLC	PIMCO PRIV High Yield SEC Fund, 5.97%, 6/1/23	**	7,817
	PIMCO Investments LLC	PIMCO PRIV Investment Grade CORP SEC, 5.35%, 10/01/2022	**	19,146
	PIMCO Investments LLC	PIMCO PRIV ABS Sector Fund, 2.00%, 1/1/2018	**	9,374
	PIMCO Investments LLC	PIMCO MUNI Sector Fund PORTF, 5.72%, 6/1/2023	**	1,563
	PIMCO Investments LLC	PIMCO PRIV EMERG MKT SECT, 5.05%, 8/1/2024	**	7,708
	PIMCO Investments LLC	PIMCO PRIV INTL Sector Fund, 1.02%, 6/1/2016	**	4,439
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; 12,022 SHARES	**	9,123

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	APPLE INC; 83,056 SHARES	**	8,743
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROSOFT CORP; 156,898 SHARES	**	8,705
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LOWE'S COS INC; 90,490 SHARES	**	6,881
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 118,345 SHARES	**	6,433
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FACEBOOK INC-A; 55,072 SHARES	**	5,764
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVAGO TECHNOLOGIES LTD; 39,628 SHARES	**	5,752
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 315,814 SHARES	**	5,315
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLERGAN PLC; 15,915 SHARES	**	4,974
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMAZON.COM INC; 7,271 SHARES	**	4,914
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED TECHNOLOGIES CORP; 49,569 SHARES	**	4,762
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 59,798 SHARES	**	4,637
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITIGROUP INC; 87,546 SHARES	**	4,531
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHEVRON CORP; 49,922 SHARES	**	4,491
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 37,156 SHARES	**	4,371
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 39,255 SHARES	**	4,066
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LAM RESEARCH CORP; 50,948 SHARES	**	4,062
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACCENTURE PLC-CL A; 38,356 SHARES	**	4,008
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ELI LILLY & CO; 47,480 SHARES	**	4,001
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CELGENE CORP; 32,724 SHARES	**	3,919
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PEPSICO INC; 38,840 SHARES	**	3,905
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MORGAN STANLEY; 112,097 SHARES	**	3,566
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TWENTY-FIRST CENTURY FOX-A; 124,830 SHARES	**	3,390
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	OCCIDENTAL PETROLEUM CORP; 49,894 SHARES	**	3,407
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 48,675 SHARES	**	3,367
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ADOBE SYSTEMS INC; 33,057 SHARES	**	3,105

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED CONTINENTAL HOLDINGS; 52,947 SHARES	**	3,034
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 34,367 SHARES	**	3,056
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AT&T INC; 86,600 SHARES	**	2,980
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NXP SEMICONDUCTORS NV; 35,211 SHARES	**	2,967
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COSTCO WHOLESALE CORP; 18,264 SHARES	**	2,950
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AETNA INC; 23,918 SHARES	**	2,586
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 55,785 SHARES	**	2,511
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALEXION PHARMACEUTICALS INC; 12,566 SHARES	**	2,397
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METLIFE INC; 49,338 SHARES	**	2,379
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BLACKROCK INC; 6,948 SHARES	**	2,366
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MCKESSON CORP; 11,934 SHARES	**	2,357
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; 71,476 SHARES	**	2,354
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PACCAR INC; 49,021 SHARES	**	2,392
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 18,373 SHARES	**	2,312
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PFIZER INC; 71,136 SHARES	**	2,296
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHUBB LTD; 19,627 SHARES	**	2,307
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOGEN INC; 7,452 SHARES	**	2,283
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISCOVER FINANCIAL SERVICES; 42,095 SHARES	**	2,257
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHARTER COMMUNICATION-A; 12,188 SHARES	**	2,232
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 28434 SHARES	**	2,224
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 117,447 SHARES	**	2,166
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 20,019 SHARES	**	2,034
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DU PONT (E.I.) DE NEMOURS; 30,118 SHARES	**	2,006
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOLSON COORS BREWING CO -B; 21,215 SHARES	**	1,993
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COCA-COLA CO/THE; 46,327 SHARES	**	1,990

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INTERCONTINENTAL EXCHANGE IN; 7,696 SHARES	**	1,972
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HUMANA INC; 11,008 SHARES	**	1,968
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ABBOTT LABORATORIES; 43,586 SHARES	**	1,957
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 26,997 SHARES	**	1,914
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TE CONNECTIVITY LTD; 29,306 SHARES	**	1,894
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER INC; 29,254 SHARES	**	1,892
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISH NETWORK CORP-A; 31,677 SHARES	**	1,811
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EDISON INTERNATIONAL; 30,064 SHARES	**	1,795
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COGNIZANT TECH SOLUTIONS-A; 29,647 SHARES	**	1,780
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FLUOR CORP; 37,388 SHARES	**	1,773
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VALERO ENERGY CORP; 24,507 SHARES	**	1,733
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 16,661 SHARES	**	1,731
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	YUM! BRANDS INC; 23,336 SHARES	**	1,705
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VF CORP; 27,281 SHARES	**	1,698
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KIMBERLY-CLARK CORP; 13,308 SHARES	**	1,694
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN INTERNATIONAL GROUP; 27,165 SHARES	**	1,684
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 29,670 SHARES	**	1,674
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EATON CORP PLC; 32,171 SHARES	**	1,674
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CROWN HOLDINGS INC; 32,981 SHARES	**	1,672
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EQT CORP; 31,886 SHARES	**	1,662
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EXXON MOBIL CORP; 20,718 SHARES	**	1,615
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HARMAN INTERNATIONAL; 17,023 SHARES	**	1,604
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FIDELITY NATIONAL INFO SERV; 26,187 SHARES	**	1,587
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PPL CORP; 45,115 SHARES	**	1,557
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GILEAD SCIENCES INC; 15,159 SHARES	**	1,534

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIFFANY & CO; 19,832 SHARES	**	1,521
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STANLEY BLACK & DECKER INC; 13,716 SHARES	**	1,464
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 10,609 SHARES	**	1,330
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOSAIC CO/THE; 47,421 SHARES	**	1,308
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	L-3 COMMUNICATIONS HOLDINGS; 10,855 SHARES	**	1,297
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DR HORTON INC; 39,604 SHARES	**	1,269
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FORD MOTOR CO; 88,091 SHARES	**	1,241
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ILLUMINA INC; 6,461 SHARES	**	1,240
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	RALPH LAUREN CORP; 11,015 SHARES	**	1,234
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 33,867 SHARES	**	1,231
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COLUMBIA PIPELINE GROUP; 60,117 SHARES	**	1,202
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CABOT OIL & GAS CORP; 66,267 SHARES	**	1,172
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MASCO CORP; 41,373 SHARES	**	1,171
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BB&T CORP; 30,496 SHARES	**	1,153
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; 20,009 SHARES	**	1,097
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 9,170 SHARES	**	1,090
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BEST BUY CO INC; 35,534 SHARES	**	1,082
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VALEANT PHARMACEUTICALS INTE; 10,644 SHARES	**	1,082
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CANADIAN PACIFIC RAILWAY LTD; 8,473 SHARES	**	1,083
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROCTER & GAMBLE CO/THE; 13,503 SHARES	**	1,072
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CMS ENERGY CORP; 26,972 SHARES	**	973
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INVESCO LTD; 27,514 SHARES	**	921
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FORTUNE BRANDS HOME & SECURI; 16,339 SHARES	**	907
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER CABLE; 4,842 SHARES	**	902
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOMARIN PHARMACEUTICAL INC; 8,503 SHARES	**	891

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HP INC; 72,198 SHARES	**	863
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHIPOTLE MEXICAN GRILL INC; 1,774 SHARES	**	851
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NORTHROP GRUMMAN CORP; 4,483 SHARES	**	846
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EAST WEST BANCORP INC; 19,797 SHARES	**	823
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BAKER HUGHES INC; 17,056 SHARES	**	787
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLEGION PLC; 11,384 SHARES	**	750
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN ELECTRIC POWER; 12,800 SHARES	**	746
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERIPRISE FINANCIAL INC; 7,003 SHARES	**	745
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ARTHUR J GALLAGHER & CO; 16,447 SHARES	**	673
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	T-MOBILE US INC; 16,329 SHARES	**	639
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HERSHEY CO/THE; 7,141 SHARES	**	637
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TOLL BROTHERS INC; 18,024 SHARES	**	600
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EOG RESOURCES INC; 6,713 SHARES	**	475
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CSX CORP; 17,856 SHARES	**	463
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ORACLE CORP; 11,615 SHARES	**	424
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PULTEGROUP INC; 22,913 SHARES	**	410
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AERCAP HOLDINGS NV; 9,320 SHARES	**	402
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NORFOLK SOUTHERN CORP; 4,464 SHARES	**	378
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AXIALL CORP; 17,079 SHARES	**	266
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED STATES STEEL CORP; 31,745 SHARES	**	253
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALPHABET INC-CL A; 220 SHARES	**	171
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROLOGIS INC; 53,571 SHARES - REIT	**	2,299
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVALONBAY COMMUNITIES INC; 8,350 SHARES - REIT	**	1,548
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CASH HELD IN MONEY MARKET AND FUTURES ACCOUNTS	**	4,057
*	Parker-Hannifin Corporation	Parker Stock Fund (2,446,310 shares)	**	241,267

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Parker-Hannifin Corporation	Parker Stock Match Fund (8,053,014 shares)	**	790,452
*	Participant Loans	Participant Loans - 3.25% - 9.50%, maturing through 2026	**	88,700
	Total		$—	$3,622,196
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Jon P. Marten
Jon P. Marten
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 7, 2016

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Nos. 333-130123 and 333-186733) on Form S-8 of Parker-Hannifin Corporation of our report dated June 7, 2016, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2015.
/s/ RSM US LLP
Cleveland, Ohio
June 7, 2016